Filed Pursuant to Rule 253(g)(2)

File No. 024-11255

Fundrise Equity eREIT, LLC

SUPPLEMENT NO. 4 DATED November 30, 2020

TO THE OFFERING CIRCULAR DATED September 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity eREIT, LLC (“we”, “our” or “us”), dated September 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 28, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On November 25, 2020, the Manager of the Company declared a daily distribution of $0.0012328767 per share (the “December 2020 Daily Distribution Amount”) (which equates to approximately 3.36% on an annualized basis calculated at the current rate, assuming a $13.41 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on December 1, 2020 and ending on December 31, 2020 (the “December 2020 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the December 2020 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2021. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.